02053217

UNITED STATES
[redacted]ND EXCHANGE COMMISSION
[redacted]shington, D.C. 20549

VF 11-5-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED OCT 01 2002

SEC FILE NUMBER
8- 50292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2001 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SOUTHCOAST INVESTMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5718 WESTHEIMER, SUITE 1700
(No. and Street)

HOUSTON, TX 77057
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT WILSON, CHIEF FINANCIAL OFFICER (713) 993-9656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HIDALGO, BANFILL, ZLOTNIK & KERMALI, P.C.
(Name – *if individual, state last, first, middle name*)

4295 SAN FELIPE, SUITE 220 HOUSTON, TEXAS 77027
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 14 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHCOAST INVESTMENT GROUP, INC., as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUPITA ORTIZ
Notary Public
State of Texas
My Commission Expires
April 15, 2006

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHCOAST INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17a - 5(d)

JUNE 30, 2002

CONTENTS

HIDALGO, BANFILL, ZLOTNIK & KERMALI, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Southcoast Investment Group, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Southcoast Investment Group, Inc. as of June 30, 2002 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southcoast Investment Group, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hidalgo, Banfill, Zlotnik & Kermali, P.C.

HIDALGO, BANFILL, ZLOTNIK & KERMALI, P.C.

September 30, 2002

4295 San Felipe · Suite 220 · Houston, Texas 77027-2915 · Phone (713) 963-8008
Fax (713) 963-9052 · Email: hbzk@hbzk.com · Website: www.hbzk.com

SOUTHCOAST INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

Cash in bank	$	10,695
Deposits		339
Total Assets	$	11,034

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	–
Stockholder's equity:		
Common stock, $1 par value per share; authorized 100,000 shares; issued and outstanding – 10,000 shares		10,000
Paid-in-capital		49,091
Retained earnings		(48,057)
Total stockholders' equity		11,034
Total liabilities and stockholders' equity	$	11,034

The accompanying notes are an integral part of the financial statements.

SOUTHCOAST INVESTMENT GROUP, INC.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2002

Revenues:	
Other income	$ 1,589
Total revenues	$ 1,589
Expenses:	
Total expenses	36,483
Net loss before income taxes	$ (34,894)
Income taxes	-
Net income (loss)	$ (34,894)

The accompanying notes are an integral part of the financial statements.

SOUTHCOAST INVESTMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at June 30, 2001	$ 10,000	$ 11,900	$ (13,163)	$ 8,737
Capital Infusion	-	37,191	-	37,191
Net loss for the year ended June 30, 2002	-	-	(34,894)	(34,894)
Balance at June 30, 2002	$ 10,000	$ 49,091	$ (48,057)	$ 11,034

The accompanying notes are an integral part of the financial statements.

SOUTHCOAST INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2002

Cash flows from operating activities:	
Net loss	$ (34,894)
Adjustments to reconcile net loss to net cash used for operating activities:	
Decrease in income tax receivable	909
Decrease in prepaid income taxes	55
Increase in deposits	(286)
Net cash used by operating activities	(34,216)
Cash flows from investing activities	-
Cash flows from financing activities:	
Capital infusion	37,192
Net increase in cash	2,976
Cash at beginning of year	-
Cash at end of year	$ 10,695

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 745
Interest expense	$ -

The accompanying notes are an integral part of the financial statements

SOUTHCOAST INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002

A. Summary Of Significant Accounting Policies

Nature of Business

Southcoast Investment Group, Inc. (the "Company") is a Texas corporation and is a registered broker-dealer maintaining its only office in Houston, Texas. It is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1, operated pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and did not hold customer funds or securities. The Company has been approved to conduct business on a fully disclosed basis through a clearing agent. However, as of year-end, it was inactive. The Company was inactive for the entire fiscal year.

Effective April 15,2002 all the stock of the company was purchased by a new parent company, Sequoia Capital Management, Inc., a Texas Corporation.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at June 30, 2001.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Federal Income Taxes

Income tax expense includes federal taxes currently payable. Deferred taxes are accounted for under Financial Accounting Standard No. 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Deferred income taxes arise primarily as a result of the use of accrual method for financial statement purpose and the cash basis for tax purposes.

B. **Provision For Income Taxes**

As of June 30 2002, the Company has net operating loss carryforwards available to offset future income taxes totaling $39,608. If not used, these credits will expire in 2020.

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly a valuation allowance, in an amount equal to the net deferred tax asset as of June 30, 2002 has been established to reflect these uncertainties.

Utilization of net operating loss carry forwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of the net operating loss carry forwards before utilization.

Net Capital

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of June 30, 2002, the net capital was $10,695, which exceeded the required minimum capital by $5,695, and the aggregate indebtedness (A.I.) to net capital ratio was not applicable since there was no A.I.

SOUTHCOAST INVESTMENT GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2002

Total equity from statement of financial condition	$	11,034
Less non-allowable assets:		
Deposits		(339)
Net capital	$	10,695

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	–
Minimum dollar net capital required		5,000
Net capital requirement (greater of above two figures)	$	5,000
Excess net capital	$	5,695

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition) Aggregate indebtedness	$	–
Ratio of aggregate indebtedness to net capital		N/A
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		N/A

HIDALGO, BANFILL, ZLOTNIK & KERMALI, P.C.
Certified Public Accountants

The Board of Directors
Southcoast Investment Group, Inc.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Southcoast Investment Group, Inc. for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

4295 San Felipe Suite 220 Houston, Texas 77027-2915 Phone (713) 963-8008
Fax (713) 963-9052 Email: hbzk@hbzk.com Website: www.hbzk.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Hidalgo, Banfill, Zlotnik & Kermali, P.C.

HIDALGO, BANFILL, ZLOTNIK & KERMALI, P.C.

September 30, 2002